FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 5, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2014 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2014 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, May 1, 2014. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2014 in comparison with its results for the quarter ended March 31, 2013.

Summary of 2014 First Quarter Results

(Comparison with fourth and first quarters of 2013)
	Q1 2014	Q4 2013		Q1 2013
Net sales ($ million)	2,580	2,674	(4%)	2,678	(4%)
Operating income ($ million)	566	589	(4%)	554	2%
Net income ($ million)	428	408	5%	423	1%
Shareholders’ net income ($ million)	423	409	3%	425	(1%)
Earnings per ADS ($)	0.72	0.69	3%	0.72	(1%)
Earnings per share ($)	0.36	0.35	3%	0.36	(1%)
EBITDA* ($ million)	718	745	(4%)	699	3%
EBITDA margin (% of net sales)	27.8%	27.8%		26.1%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

In the first quarter, although we benefited from improving trends in the U.S. market and the usual seasonal effect in Canada, our sales declined 4% sequentially, due primarily to lower sales in the Middle East, following the exceptional level of sales we had in the fourth quarter of 2013, as well as in Mexico, Colombia and Venezuela. We maintained our EBITDA and operating margins at a high level reflecting operating efficiencies and a continuing good mix of products.

Cash provided by operating activities reached $612 million during the quarter and at the end of the quarter we had a net cash position (cash and other current investments less total borrowings) of $1.3 billion.

Market Background and Outlook

In the United States, drilling activity is picking up, particularly in the Permian basin, but during the first quarter drilling efficiencies were affected by the cold weather. Looking into the second half of the year, the final determination in the anti-dumping trade case will have an impact on our sales. In Canada, drilling activity in the first quarter was in line with the previous year and we expect that to continue through the year in accordance with the usual seasonal variations.

In Mexico, Pemex is concentrating on its most productive regions and reorganizing as the reform of the energy sector moves forward. We expect a recovery in sales in the second half as additional rigs are being contracted.

In South America, shale drilling activity is increasing in Argentina while, in Brazil, projects continue to be delayed and our sales of line pipe and OCTG products in Brazil will be affected throughout the year.

In the Eastern Hemisphere, drilling activity has been increasing led by the Middle East and deepwater drilling in sub-Saharan Africa. However, purchases of OCTG in the Middle East in the last few quarters have been at an exceptionally high level and we expect an inventory adjustment in the coming quarters, which should be partially compensated by higher sales in sub-Saharan Africa and other countries of the region.

Considering these various factors, we expect our overall results for 2014 to be in line with those for 2013.

Analysis of 2014 First Quarter Results

Tubes Sales volume (thousand metric tons)	Q1 2014	Q4 2013		Q1 2013
Seamless	669	665	1%	657	2%
Welded	241	249	(3%)	289	(17%)
Total	910	914	(1%)	946	(4%)

Tubes	Q1 2014	Q4 2013		Q1 2013
(Net sales - $ million)
North America	1,085	1,019	6%	1,143	(5%)
South America	440	516	(15%)	595	(26%)
Europe	256	205	25%	268	(4%)
Middle East & Africa	536	628	(15%)	400	34%
Far East & Oceania	101	112	(10%)	82	23%
Total net sales ($ million)	2,418	2,480	(3%)	2,488	(3%)
Operating income ($ million)	561	585	(4%)	526	6%
Operating income (% of sales)	23.2%	23.6%		21.1%

Net sales of tubular products and services decreased 3% sequentially and 3% year on year. In North America, sales increased reflecting higher seasonal sales in Canada and higher onshore drilling activity from our customers in the Permian, partially offset by lower activity in Mexico. In South America, sales decreased due to lower OCTG sales in Colombia and Venezuela. In Europe, sales increased due to higher OCTG and line pipe offshore sales in the North Sea. In the Middle East and Africa, sales remained strong but declined from the exceptional level of the previous quarter, when we had a record level of sales to Saudi Arabia. In the Far East and Oceania, the decline in sales reflected lower sales of line pipe in the region and lower sales for Australian offshore developments.

Operating income from tubular products and services decreased 4% sequentially, mainly reflecting a reduction in sales, but increased 6% year on year. The year on year increase in operating income is mainly due to a richer mix of products sold together with improved operational efficiencies.

Others	Q1 2014	Q4 2013		Q1 2013
Net sales ($ million)	162	194	(16%)	190	(15%)
Operating income ($ million)	4	5	(20%)	28	(79%)
Operating income (% of sales)	2.8%	2.4%		14.5%

Net sales of other products and services decreased 16% sequentially and 15% year on year. The sequential decline in sales was mainly due to lower sales at our industrial equipment business in Brazil and of sucker rods, while the decline in operating income was mainly due to lower margins at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $489 million, or 18.9% of net sales, in the first quarter of 2014, compared to $497 million, 18.6% in the previous quarter and $476 million, 17.8% in the first quarter of 2013.

Financial results amounted to a gain of $42 million in the first quarter of 2014, compared to a gain of $8 million in the previous quarter and a loss of $9 million in the same period of 2013. During the quarter we had a $51 million gain on foreign exchange results, mainly resulting from the Argentine peso devaluation (22.3%) on our short operative and financial position in Argentine pesos.

Equity in earnings of associated companies generated a gain of $19 million in the first quarter of 2014, compared to a gain of $12 million in the previous quarter and in the first quarter of 2013. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas (BSP:USIM).

Income tax charges totaled $199 million in the first quarter of 2014, 32.7% of income before equity in earnings of associated companies and income tax, compared to $202 million, or 33.8% in the previous quarter and $134 million or 24.6% in the first quarter of 2013. As in the previous quarter, our tax rate was negatively affected primarily by the effect of the Argentine peso devaluation on the tax base used to calculate deffered tax at our Argentine subsidiaries which have the U.S. dollar as their functional currency.

Results attributable to non-controlling interests amounted to gains of $6 million in the first quarter of 2014, compared to losses of $1 million in the previous quarter and of $2 million in the first quarter of 2013. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2014 was $612 million, compared to $427 million in the previous quarter and $556 million in the first quarter of 2013.

Capital expenditures amounted to $189 million for the first quarter of 2014, compared to $184 million in the previous quarter and in the first quarter of 2013.

At the end of the quarter, our net cash position (cash and other current investments less total borrowings) amounted to $1.3 billion.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on May 2, 2014, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 474.9502 within North America or +1 857 244.7555 Internationally. The access number is “ 64180052”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 2:00 pm on May 2 through 12:00 am on May 9. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “ 11333713” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2014	2013
Continuing operations	Unaudited
Net sales	2,579,944	2,678,305
Cost of sales	(1,527,034)	(1,645,432)
Gross profit	1,052,910	1,032,873
Selling, general and administrative expenses	(488,860)	(475,565)
Other operating income (expense) net	1,720	(3,723)
Operating income	565,770	553,585
Interest income	9,062	6,081
Interest expense	(13,003)	(13,909)
Other financial results	46,434	(1,381)
Income before equity in earnings of associated companies and income tax	608,263	544,376
Equity in earnings of associated companies	18,821	12,197
Income before income tax	627,084	556,573
Income tax	(199,065)	(133,856)
Income for the period	428,019	422,717

Attributable to:
Owners of the parent	422,505	424,777
Non-controlling interests	5,514	(2,060)
	428,019	422,717

Consolidated Condensed Interim Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At March 31, 2014		At December 31, 2013
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,754,390		4,673,767
Intangible assets, net	3,027,964		3,067,236
Investments in associated companies	932,822		912,758
Other investments	1,816		2,498
Deferred tax assets	201,401		197,159
Receivables	209,129	9,127,522	152,080	9,005,498

Current assets
Inventories	2,705,667		2,702,647
Receivables and prepayments	199,777		220,224
Current tax assets	134,675		156,191
Trade receivables	2,064,390		1,982,979
Available for sale assets	21,572		21,572
Other investments	1,531,776		1,227,330
Cash and cash equivalents	659,765	7,317,622	614,529	6,925,472
Total assets		16,445,144		15,930,970

EQUITY
Capital and reserves attributable to owners of the parent		12,724,313		12,290,420
Non-controlling interests		136,992		179,446
Total equity		12,861,305		12,469,866

LIABILITIES
Non-current liabilities
Borrowings	175,894		246,218
Deferred tax liabilities	744,204		751,105
Other liabilities	281,510		277,257
Provisions	70,925	1,272,533	66,795	1,341,375

Current liabilities
Borrowings	736,213		684,717
Current tax liabilities	320,600		266,760
Other liabilities	305,367		250,997
Provisions	26,509		25,715
Customer advances	102,592		56,911
Trade payables	820,025	2,311,306	834,629	2,119,729
Total liabilities		3,583,839		3,461,104
Total equity and liabilities		16,445,144		15,930,970

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2014	2013
	Unaudited
Cash flows from operating activities
Income for the period	428,019	422,717
Adjustments for:
Depreciation and amortization	152,664	145,370
Income tax accruals less payments	70,790	15,213
Equity in earnings of associated companies	(18,821)	(12,197)
Interest accruals less payments, net	(8,099)	(30,725)
Changes in provisions	4,924	3,134
Changes in working capital	16,660	16,321
Other, including currency translation adjustment	(34,293)	(4,168)
Net cash provided by operating activities	611,844	555,665

Cash flows from investing activities
Capital expenditures	(189,045)	(183,885)
Advance to suppliers of property, plant and equipment	(28,651)	7,746
Investment in associated companies	(1,380)	-
Loan to associated companies	(18,748)	-
Proceeds from disposal of property, plant and equipment and intangible assets	4,027	4,386
Dividends received from associated companies	-	1,196
Changes in investments in short terms securities	(304,446)	(158,582)
Net cash used in investing activities	(538,243)	(329,139)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries	(47,889)	(16,671)
Acquisitions of non-controlling interests	(90)	(538)
Proceeds from borrowings	494,407	625,732
Repayments of borrowings	(468,670)	(677,045)
Net cash used in financing activities	(22,242)	(68,522)

Increase in cash and cash equivalents	51,359	158,004

Movement in cash and cash equivalents
At the beginning of the period	598,145	772,656
Effect of exchange rate changes	185	(5,106)
Increase in cash and cash equivalents	51,359	158,004
At March 31,	649,689	925,554

	At March 31,
	2014	2013
Cash and cash equivalents
Cash and bank deposits	659,765	948,777
Bank overdrafts	(10,076)	(23,223)
	649,689	925,554